UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Coty Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

222070203
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

with a copy to:

Marni Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Rainbow Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 1,000,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), of Coty Inc. (the “Issuer”) convertible into shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Rainbow Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR European Fund V (USD) SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Europe V SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Europe V S.a r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Europe V Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,256,400(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
160,256,400(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,256,400(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,256,400(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,256,400(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,256,400(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,256,400(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 1,000,000 shares of Series B Preferred Stock convertible into shares of Class A Common Stock.  See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Coty Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 350 Fifth Avenue, New York, New York 10118.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)         KKR Rainbow Aggregator L.P., a Delaware limited partnership;
(ii)        KKR Rainbow Aggregator GP LLC, a Delaware limited liability company;
(iii)       KKR European Fund V (USD) SCSp, a société en commandite spéciale governed by the laws of Grand Duchy of Luxembourg;
(iv)       KKR Associates Europe V SCSp, a société en commandite spéciale governed by the laws of Grand Duchy of Luxembourg;
(v)        KKR Europe V S.a r.l., a société à responsabilité limitée governed by the laws of Grand Duchy of Luxembourg;
(vi)       KKR Europe V Holdings Limited, a Cayman Islands exempted limited company;
(vii)      KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(viii)     KKR Group Holdings Corp., a Delaware corporation;
(ix)       KKR & Co. Inc., a Delaware corporation;
(x)        KKR Management LLP, a Delaware limited liability partnership;
(xi)       Henry R. Kravis, a United States citizen; and
(xii)      George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

KKR Rainbow Aggregator GP LLC is the general partner of KKR Rainbow Aggregator L.P. KKR European Fund V (USD) SCSp is the sole member of KKR Rainbow Aggregator GP LLC.  KKR Associates Europe V SCSp is the general partner of KKR European Fund V (USD) SCSp.  KKR Europe V S.a r.l. is the general partner of KKR Associates Europe V SCSp.  KKR Europe V Holdings Limited is the sole shareholder of KKR Europe V S.a r.l.  KKR Group Partnership L.P. is the sole member of KKR Europe V Holdings Limited.  KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Scott Nuttall, Joseph Bae, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)  Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.  KKR Rainbow Aggregator L.P. and KKR European Fund V (USD) SCSp are engaged in the business of investing in securities and KKR Rainbow Aggregator GP LLC, KKR Associates Europe V SCSp, KKR Europe V S.a r.l. and KKR Europe V Holdings Limited are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On May 11, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with KKR Rainbow Aggregator L.P. Pursuant to the Investment Agreement, on May 26, 2020 (the “Initial Closing Date”), KKR Rainbow Aggregator L.P. purchased from the Issuer 750,000 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), for an aggregate purchase price of $750 million.  As further described below, the Series B Preferred Stock is convertible into shares of Class A Common Stock at the option of the holder thereof at any time. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 160.2564, or approximately $6.24 per share, subject to certain anti-dilution adjustments.  KKR was not permitted to convert the Series B Preferred Stock into shares of Class A Common Stock until the expiration or early termination of the applicable waiting period under the Hart Scott-Rodino Antitrust Improvements Act of 1976, of which notification was received on June 2, 2020.

Following the execution and delivery of a definitive purchase agreement on June 1, 2020 between the Issuer and an affiliate of KKR Rainbow Aggregator L.P. for the purchase of a majority interest in the Issuer’s Professional Beauty (including Professional Hair, OPI and GHD) and Retail Hair businesses, and pursuant to the terms of the Investment Agreement, as amended by that certain Amendment No. 1 to the Investment Agreement, dated as of June 1, 2020 (the “Amendment No. 1”), KKR Rainbow Aggregator L.P. will purchase an additional 250,000 shares of Series B Preferred Stock for an aggregate purchase price of $250 million (the “Second Closing”), which is expected to close on or about July 31, 2020 (the “Second Closing Date”).

The source of funds required for the purchases are from capital contributions from investors in KKR Rainbow Aggregator L.P.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement and the Registration Rights Agreement (defined in Item 6 below) and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing and subject to the standstill and transfer restrictions set forth in the Investment Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), the Reporting Persons intend to dispose, or cause affiliates to dispose, of shares of Class A Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Class A Common Stock or other securities of the Issuer.

The Reporting Persons intend to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.  In addition, subject to the Investment Agreement, the Reporting Persons may engage in discussions with management or the board of directors of the Issuer, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Mr. Johannes Huth, an executive of KKR, was appointed as a member of the board of directors of the Issuer on May 26, 2020.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own 1,000,000 shares of Series B Preferred Stock. Series B Preferred Stock has a liquidation value of $1,000 per share and holders of Series B Preferred Stock are entitled to a cumulative dividend at a rate of 9.0% per annum, accruing daily and payable quarterly in arrears, subject to adjustment as described in Item 6 below. Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Class A Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series B Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 160.2564, or approximately $6.24 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series B Certificate of Designations (as defined below).  Dividends will be payable in cash, by increasing the amount of accrued dividends with respect to a share of Series B Preferred Stock, or any combination thereof, at the sole discretion of the Issuer.

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series B Preferred Stock until the time of such declaration and payment. As a result of its beneficial ownership of Series B Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 160,256,400 shares of Class A Common Stock which would be received upon conversion of the Series B Preferred Stock, which represents, in the aggregate, approximately 17.4% of the outstanding shares of the Issuer’s Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  Pursuant to the terms of the Series B Certificate of Designations, due to accretion of dividends, the number of shares of Class A Common Stock into which the Series B Preferred Stock may be converted may increase over time.

The percentage of beneficial ownership in this Schedule 13D is based on 763,095,326 shares of Class A Common Stock outstanding as of May 22, 2020 as set forth in the Definitive Information Statement on Schedule 14C filed by the Issuer on June 5, 2020.

Each of KKR Rainbow Aggregator GP LLC (as the general partner of KKR Rainbow  Aggregator L.P.), KKR European Fund V (USD) SCSp (as the sole member of KKR Rainbow Aggregator GP LLC), KKR Associates Europe V SCSp (as the general partner of KKR European Fund V (USD) SCSp), KKR Europe V S.a r.l. (as the general partner of KKR Associates Europe V SCSp), KKR Europe V Holdings Limited (as the sole shareholder of KKR Europe V S.a r.l.), KKR Group Partnership L.P. (as the sole member of KKR Europe V Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Rainbow Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Investment Agreement

On May 11, 2020, the Issuer entered into an Investment Agreement with KKR Rainbow Aggregator L.P. Pursuant to the Investment Agreement, on the Initial Closing Date, KKR Rainbow Aggregator L.P. purchased from the Issuer, and the Issuer issued and sold to KKR Rainbow Aggregator L.P., 750,000 shares of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $750 million (the “Initial Closing”).  Following the execution and delivery of a definitive purchase agreement on June 1, 2020 between the Issuer and an affiliate of KKR Rainbow Aggregator L.P. for the purchase of a majority interest in the Issuer’s Professional Beauty (including Professional Hair, OPI and GHD) and Retail Hair businesses, and pursuant to the terms of the Investment Agreement, as amended by Amendment No. 1, KKR Rainbow Aggregator L.P. will purchase an additional 250,000 shares of Series B Preferred Stock for an aggregate purchase price of $250 million, which is expected to close on or about the Second Closing Date.

Pursuant to the Investment Agreement, as of the Initial Closing Date, the Issuer increased the size of its board of directors to appoint two individuals entitled to be designated by KKR Rainbow Aggregator L.P. under the terms of the Investment Agreement and Series B Certificate of Designations (each a “Designee”) for a term expiring at the Issuer’s 2020 annual meeting of the Issuer’s stockholders. Pursuant to the Investment Agreement, at the 2020 annual meeting of the Issuer’s stockholders and at any annual meeting of the Issuer’s stockholders at which the term of the Designees shall expire, the Issuer will nominate the Designees, or other individuals to be designated by KKR Rainbow Aggregator L.P. and its permitted transferees in accordance with the terms of the Investment Agreement and Series B Certificate of Designations, for election as directors at such annual meeting. So long as KKR Rainbow Aggregator L.P. or its permitted transferees (collectively, the “KKR Parties”) beneficially own shares of Series B Preferred Stock and/or shares of Class A Common Stock issued upon conversion of Series B Preferred Stock (“Conversion Common Stock”) that represent, in the aggregate and on an as converted basis, at least (i) 50% of the number of shares of Class A Common Stock beneficially owned by KKR Rainbow Aggregator L.P., on an as-converted basis, as of immediately following the Second Closing (the “50% Beneficial Ownership Requirement”), the KKR Parties will have the right to designate two directors for election to the Issuer’s board of directors; and (ii) 20% of the number of shares of Class A Common Stock beneficially owned by KKR Rainbow Aggregator L.P., on an as-converted basis, as of immediately following Second Closing (the “20% Beneficial Ownership Requirement”), the KKR Parties will have the right to designate one director for election to the Issuer’s board of directors.  Effective as of immediately following the Initial Closing, Johannes P. Huth was appointed to the board of directors of the Issuer as one such Designee.

Pursuant to the Investment Agreement, the KKR Parties are subject to certain standstill restrictions, including that, without the prior written approval of the Issuer’s board of directors, the KKR Parties will be restricted from acquiring additional equity securities of the Issuer or proposing any solicitation of proxies, until the later of (i) 90 days after the first day on which no director designees of the KKR Parties serve on the Issuer’s board of directors and KKR Rainbow Aggregator L.P. has no rights (or has irrevocably waived its right) to designate directors for election to the Issuer’s board of directors, and (ii) the three-month anniversary of the Initial Closing Date.

Subject to certain exceptions, including transfers to affiliates and other specified permitted transferees, pursuant to a merger, tender offer or exchange offer or with the prior written consent of the Issuer’s board of directors, the KKR Parties are restricted from transferring (which term shall include a direct or indirect transfer of any interest in any shares) the Series B Preferred Stock or Conversion Common Stock until the three-month anniversary of the Initial Closing Date, provided that the Reporting Persons may make a direct or indirect transfer of any limited partnership interests in KKR Rainbow Aggregator L.P. or one of its affiliated entities, which the Reporting Persons intend to do from time to time in connection with a syndication of a portion of their investment in the Issuer.

Subject to certain exceptions, from and after the Initial Closing Date and so long as the 50% Beneficial Ownership Requirement is satisfied, the KKR Parties will have rights to participate pro rata in future issuances of equity securities and other securities that are convertible or exchangeable into equity securities by the Issuer.

The Issuer shall not adopt any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan that prohibits the KKR Parties from taking any of the actions permitted by the Investment Agreement or the Series B Certificate of Designations.

For so long as the KKR Parties meet the 20% Beneficial Ownership Requirement, the Issuer will consult in good faith with the KKR Parties in filling any vacancy in the offices of the Company’s Chief Executive Officer, any Named Executive Officer, and the newly created position of Chief Transformation Officer.

Pursuant to the terms of the Investment Agreement, (i) on the Initial Closing Date, the Issuer paid a designee of KKR Rainbow Aggregator L.P. a one-time lump-sum transaction fee equal to $22,500,000 and (ii) on the Second Closing Date, the Issuer will pay one or more designees of KKR Rainbow Aggregator L.P. a one-time lump-sum transaction fee equal to $7,500,000, in each case, for consulting and additional services provided by KKR and its affiliates in connection with the transactions contemplated thereby.

Series B Certificate of Designations

As set forth in the Certificate of Designations of the Issuer’s Series B Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on May 26, 2020 (the “Series B Certificate of Designations”), the Series B Preferred Stock ranks senior to the shares of the Issuer’s Class A Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series B Preferred Stock has a liquidation preference of $1,000 per share. Holders of Series B Preferred Stock are entitled to a cumulative dividend at the rate of 9.0% per annum, payable quarterly in arrears, subject to adjustment as provided in the Series B Certificate of Designations; provided, however, on the seven (7) year anniversary of the Initial Closing Date, the dividend rate shall increase by 1.0% and thereafter shall increase by 1.0% on each subsequent anniversary (provided that under no circumstances shall the dividend rate exceed 12.0%).  If the Issuer does not declare and pay a dividend on the Series B Preferred Stock, then the applicable dividend rate will increase by 1.0% until all accrued but unpaid dividends have been paid in full. Dividends will be payable in in cash or by increasing the amount of accrued dividends with respect to each share of Series B Preferred Stock, or a combination of both, at the option of the Issuer.

Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Class A Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series B Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares; provided, that no holder of Series B Preferred Stock will have the right to acquire shares of Class A Common Stock in excess of the maximum number of shares of Class A Common Stock that could be issued to such holder without triggering a change of control under New York Stock Exchange Rule 312.03(d) (or its successor) and the Issuer must either obtain approval of its stockholders prior to such issuance or deliver, in lieu of such excess, an amount of cash per share equal to the volume weighted average price per share of Class A Common Stock on the trading day immediately preceding the date of such conversion. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 160.2564, or approximately $6.24 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series B Certificate of Designations.  At any time after the third anniversary of the Initial Closing Date, if the volume weighted average price of the Class A Common Stock exceeds $12.48 per share, as may be adjusted pursuant to the Series B Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Issuer, all or any portion of the Series B Preferred Stock will be convertible by the Issuer into the relevant number of shares of Class A Common Stock.

Holders of Series B Preferred Stock are entitled to vote with the holders of the Class A Common Stock on an as-converted basis. Holders of Series B Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series B Preferred Stock, authorizations or issuances by the Issuer of securities that are senior to, or equal in priority with, the Series B Preferred Stock, increases or decreases in the number of authorized shares of Series B Preferred Stock and issuances of shares of Series B Preferred Stock after the Initial Closing Date.

At any time following the fifth anniversary of the Initial Closing Date, the Issuer may redeem, in whole or in part the shares, of the Series B Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends with respect thereto, multiplied by (ii) (A) 107%, if the redemption occurs at any time on or after the fifth anniversary of the Initial Closing Date and prior to the sixth anniversary of the Initial Closing Date, (B) 105%, if the redemption occurs at any time on or after the sixth anniversary of the Initial Closing Date and prior to the seventh anniversary of the Initial Closing Date, and (C) 100%, if the redemption occurs at any time on or after the seventh anniversary of the Initial Closing Date (such price, the “Redemption Price”).

Upon certain change of control events involving the Issuer, the holders of the Series B Preferred Stock may either, at such holder’s election (i) effective as of immediately prior to such change of control convert their shares of Series B Preferred Stock into Class A Common Stock at the then-current conversion price, provided that if such change of control occurs on or before the fifth anniversary of the Initial Closing Date, the Company will also be required to pay the holders of the Series B Preferred Stock a “make-whole” premium or (ii) cause the Issuer to redeem all or a portion of such holder’s shares of Series B Preferred Stock in an amount in cash equal to (x) if such change of control occurs prior to the fifth anniversary of the Initial Closing Date, 110% of the sum of the liquidation preference thereof plus any accrued and unpaid dividends and (y) if such change of control occurs on or after the fifth anniversary of the Initial Closing Date, 100% of the Redemption Price then in effect.

Registration Rights Agreement

On the Initial Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with KKR Rainbow Aggregator L.P., pursuant to which the KKR Parties will have certain customary registration rights with respect to shares of the Issuer’s Series B Preferred Stock and Class A Common Stock.

The foregoing descriptions of the Investment Agreement, Amendment No. 1, Series B Certificate of Designations and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits C, D, E and F, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons.
Exhibit B	Powers of Attorney.
Exhibit C	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 12, 2020).
Exhibit D	Amendment No. 1 to the Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 2, 2020)
Exhibit E	Series B Certificate of Designations of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2020).
Exhibit F	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020	KKR RAINBOW AGGREGATOR L.P.

	By:	KKR Rainbow Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR RAINBOW AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR EUROPEAN FUND V (USD) SCSP

	By:	KKR Associates Europe V SCSp, its general partner

	By:	KKR Europe V S.a r.l., its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR ASSOCIATES EUROPE V SCSP

	By:	KKR Europe V S.a r.l., its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR EUROPE V S.A R.L.

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR EUROPE V HOLDINGS LIMITED

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Vice President

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
David C. Drummond	Former Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley